

April 27, 2016

Mail Stop 4561

Nand (Andy) Khanna
Chief Executive Officer
Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

> **Re: Sonasoft Corp.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 5**
> **File No. 024-10327**
> **Filed April 6, 2016**

Dear Mr. Khanna:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Form 1-A

Filer Information

Item 4. Summary of Information Regarding the Offering and Other Current or Proposed Offerings

1.   Your price per security of $0.02 is inconsistent with your disclosure in your Offering Circular of $0.025 per share. Similarly, you disclose in this section that you will offer up to 2,425,000 shares of common stock, but page 34 of your Officer Circular references an offering of up to 2,000,000 shares. Please revise to reconcile these discrepancies.

Offering Circular

General

2.   Although your amended Offering Circular is dated as of February 11, 2016, it was filed on April 6, 2016, more than three months after the close of your fiscal year ended December 31, 2015. Accordingly, please update your financial statements to include the last two completed fiscal years, as required by Parts F/S(b)(3)(A) and (b)(4) of Form 1-A.

3.   In addition to updating your financial statements included in Part F/S of your Offering Circular, please revise the Financial Statements portion of Item 1 of Form 1-A to reflect your fiscal December 31, 2015 financial statements. Further, please revise disclosure throughout the Offering Circular, including the Compensation of Officers and Directors, Summary Compensation Table, and Capitalization sections, to include information through December 31, 2015.

Exhibits

4.   Please file an updated legal opinion and consent, pursuant to Items 17(11) and (12) of Part III of Form 1-A.

       We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202)-551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney Advisor
Office of Information
Technologies and Services

cc: Jamin Horn, Esq.
        Methven & Associates, Attorneys